JWTT INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$	144,546
Clearing deposits		652,849
Receivables from clearing organization		75,538
Securities owned, at current market value		25,026,401
Securities owned, not readily marketable (Level III, at cost)		311,150
Furniture, fixtures and equipment		4,936
Prepaid fees		764
Total Assets	$	26,216,184

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to clearing organization	$	992,931
Accounts payable		21,825
Accrued liabilities		29,394
Securities sold, not yet purchased		7,567,724
Advance		75,000
Total Liabilities		8,686,874

Commitments and Contingencies (see note 9)

STOCKHOLDER'S EQUITY

Common Stock (no par value, 100 shares authorized, 100 issued and outstanding)		3,000,000
Retained earnings		14,529,310
Total Stockholders' Equity		17,529,310
Total Liabilities and Stockholders' Equity	$	26,216,184